UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Name of Subject Company)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Name of Person Filing Statement)

Ordinary shares of nominal value €1.01 per ordinary share
American Depositary Shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)
(ISIN of Class of Securities)

1912EP104 (American depositary shares, each representing one ordinary share)
(CUSIP Number of Class of Securities)

Spyros Mello
Chief Compliance Officer and Deputy General Counsel
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

George H. White, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No.: 011-44-20-7959-8900

☐  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 supplements Item 9 (but no other item) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission on March 20, 2013, and amended on March 25, 2013, March 27, 2013, April 16, 2013, April 22, 2013, April 26, 2013, April 29, 2013, April 30, 2013 and May 17, 2013 (the “Statement”) by Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”). The Statement relates to the offer made by Coca-Cola HBC AG (“Coca-Cola HBC”) to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares, that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer, made pursuant to the offer to exchange/prospectus, dated March 19, 2013 (the “Offer to Exchange/Prospectus”), and the Greek offer.

The Offer to Exchange/Prospectus forms part of Coca-Cola HBC’s Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the Securities and Exchange Commission on November 1, 2012, as amended on December 4, 2012, December 17, 2012, December 19, 2012, February 26, 2013, March 6, 2013, April 22, 2013 and May 23, 2013 (the “Registration Statement”). The Registration Statement became effective on March 11, 2013.

Item 9.  Exhibits

Item 9 of the Statement is hereby supplemented as follows:

Exhibit No.	Description

(a)(1)(li)

Press announcement — Coca-Cola Hellenic announces the approval and commencement of statutory buy-out (incorporated by reference to the filing made by Coca-Cola Hellenic on May 23, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(lii)	Form of statutory buy-out supplemental letter of transmittal (incorporated by reference to Exhibit 99.10 of the Registration Statement as amended by post-effective amendment filed on May 23, 2013).

(a)(1)(liii)	Statutory buy-out election form (incorporated by reference to Exhibit 99.11 of the Registration Statement as amended by post-effective amendment filed on May 23, 2013).

(a)(1)(liv)

Letter to holders of Coca-Cola Hellenic Shares regarding statutory right under Greek law to acquire all remaining Coca-Cola Hellenic Shares (incorporated by reference to the filing made by Coca-Cola HBC on May 23, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(lv)

Letter to holders of Coca-Cola Hellenic ADSs regarding statutory right under Greek law to acquire all remaining Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) (incorporated by reference to the filing made by Coca-Cola HBC on May 23, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ SPYROS MELLO
	Name:	SPYROS MELLO
	Title:	CHIEF COMPLIANCE OFFICER AND DEPUTY
GENERAL COUNSEL
	Date:	MAY 23, 2013

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